SUBSIDIARIES OF T. ROWE PRICE GROUP, INC. DECEMBER 31, 2005	EXHIBIT 21

Subsidiary companies and place of incorporation	Ownership
T. Rowe Price Advisory Services, Inc. (Maryland)	100%
T. Rowe Price Associates, Inc. (Maryland)	100%
T. Rowe Price (Canada), Inc. (Maryland)	100%
T. Rowe Price Investment Services, Inc. (Maryland)	100%
T. Rowe Price Retirement Plan Services, Inc. (Maryland)	100%
T. Rowe Price Savings Bank (Maryland)	100%
T. Rowe Price Services, Inc. (Maryland)	100%
TRP Finance, Inc. (Delaware)	100%
T. Rowe Price International, Inc. (Maryland)	100%
T. Rowe Price Global Asset Management Limited (United Kingdom)	100%
T. Rowe Price Global Investment Services Limited (United Kingdom)	100%
Other subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.